Exhibit 99.1

Naked Brand Group Limited Announces Signing of First
Renewal Period and Amendment to Frederick’s of Hollywood
Licensing Agreement and Provides FOH Fiscal 2020 Preliminary Results

FOH Fiscal 2020 Preliminary Results of USD$16.5M - USD$17.5M Net Sales

SYDNEY - April 30, 2020 — Naked Brand Group Limited (Nasdaq: NAKD) (“Naked” or the “Company”), a global leader in intimate apparel and swimwear, has signed the first renewal period of its license through an amended licensing agreement with Authentic Brand Group (“ABG”), from whom Naked licenses the Frederick’s of Hollywood brand. The renewal period runs for an additional five years commencing January 1, 2021.

Per the terms of licensing agreement, the contract has nine additional renewal periods, each five years in length, remaining.

“After discussions as to how to best strengthen our partnership with ABG coming out of this amended licensing agreement, we determined that our core IP and talent would continue to focus on the United States, Australian and New Zealand markets,” said Anna Johnson, Chief Executive Officer of Naked Brand Group. “We look forward to welcoming other partners to drive exciting new wholesale relationships with a global reach, enabling the brand to reach more of our consumer’s closets.

“Our focus will remain on expanding core categories and developing a new stock mix to capture fast moving trends. In calendar 2020, we will continue to develop and bring new services and technologies in-house to allow for a better experience for our 2.5 million customers with the potential to further reduce selling costs by over 40% in Fiscal 2021. This new initiative combined with the recently announced US$10.5 million senior secured credit facility increases Naked’s liquidity to fund organic growth and extends our cash runway as part of our pivot to an asset light operating model. I look forward to providing more information on this front as well as many others in the coming weeks and in conjunction with our 20-F filing for the twelve months ended January 31, 2020,” concluded Johnson.

FOH Fiscal 2020 Preliminary Financial Results

For the full fiscal year ended January 31, 2020, Frederick’s of Hollywood expects to deliver the following financial results:

Net Sales: USD$16.5M - USD$17.5M

Gross Margin: 55% - 58%

About Naked Brand Group Limited:

Naked Brand Group Limited (NASDAQ: NAKD) is a leading intimate apparel and swimwear company with a diverse portfolio of brands. The company designs, manufactures and markets a portfolio of 8 company-owned and licensed brands, catering to a broad cross-section of consumers and market segments. Brands include Bendon, Bendon Man, Davenport, Fayreform, Hickory, Lovable, Pleasure State and Fredericks of Hollywood. For more information please visit www.nakedbrands.com.

About Frederick’s of Hollywood:

Since 1946, Frederick’s of Hollywood has set the standard for innovative apparel, introducing the push up bra, the padded bra, and black lingerie to the United States market. The brand’s rich history has led it to become one of the most recognized in the world. Today, Frederick’s of Hollywood is an innovative, fashionable and provocative brand offering intimate apparel and accessories that empower women to be confident and express their sexuality. Frederick’s of Hollywood is available in the U.S., Australia and New Zealand.

Through its wholly-owned subsidiary FOH Online Corp. (“FOH”), Naked Brand Group is the exclusive eCommerce licensee of Frederick’s of Hollywood worldwide, under which it sells Frederick’s of Hollywood intimates products, sleepwear and loungewear products, swimwear and swimwear accessories products, and costume products. Naked Brand Group sells its Frederick’s of Hollywood products online at www.fredericks.com.

About Authentic Brands Group:

Authentic Brands Group (ABG) is a brand development, marketing, and entertainment company, which owns a portfolio of global media, entertainment, and lifestyle brands. Headquartered in New York City, ABG elevates and builds the long-term value of more than 50 consumer brands and properties by partnering with best-in-class manufacturers, wholesalers, and retailers. Its brands have a global retail footprint in more than 100,000 points of sale across the luxury, specialty, department store, mid-tier, mass, and e-commerce channels, and more than 5,500 freestanding stores and shop-in-shops around the world.

ABG is committed to transforming brands by delivering compelling product, content, business, and immersive experiences. It creates and activates original marketing strategies to drive the success of its brands across all consumer touchpoints, platforms, and emerging media. ABG’s portfolio of iconic and world-renowned brands generates more than $12 billion in annual retail sales and includes Marilyn Monroe®, Elvis Presley®, Muhammad Ali®, Shaquille O’Neal®, Sports Illustrated®, Dr. J®, Greg Norman®, Neil Lane®, Thalia®, Nautica®, Aéropostale®, Forever 21®, Juicy Couture®, Vince Camuto®, Herve Leger®, Judith Leiber®, Barneys New York®, Frederick’s of Hollywood®, Nine West®, Frye®, Jones New York®, Louise et Cie®, Sole Society®, Enzo Angiolini®, CC Corso Como®, Hickey Freeman®, Hart Schaffner Marx®, Adrienne Vittadini®, Taryn Rose®, Bandolino®, Misook®, Spyder®, Tretorn®, Tapout®, Prince®, Volcom®, Airwalk®, Vision Street Wear®, Above The Rim®, Hind®, Thomasville®, Drexel®, and Henredon®. For more information, visit authenticbrandsgroup.com. Follow ABG on Twitter, LinkedIn, and Instagram.

Forward-Looking Statements:

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Such statements may be, but need not be, identified by words such as ‘‘may,’’ ‘‘believe,’’ ‘‘anticipate,’’ ‘‘could,’’ ‘‘should,’’ ‘‘intend,’’ ‘‘plan,’’ ‘‘will,’’ ‘‘aim(s),’’ ‘‘ can,’’ ‘‘would,’’ ‘‘expect(s),’’ ‘‘estimate(s),’’ ‘‘project(s),’’ ‘‘forecast(s)’’, ‘‘ positioned,’’ ‘‘approximately,’’ ‘‘potential,’’ ‘‘goal,’’ ‘‘pro forma,’’ ‘‘strategy,’’ ‘‘outlook’’ and similar expressions. Examples of forward-looking statements include, among other things, statements regarding future financial performance, future cost savings, future growth in our business, future financing of our business, trends in our industry, product innovation, operational expansion, restructuring initiatives and continued trading in our securities on Nasdaq. All such forward-looking statements are based on management’s current beliefs, expectations and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: the risk that our restructuring initiative does not achieve the expected benefits; our ability to maintain sufficient inventory; the risk that we do not regain compliance with Nasdaq’s continued listing standards; difficulties in maintaining customer, supplier, employee, operational and strategic relationships; the possibility that a robust market for our shares is not maintained; our ability to raise additional financing; our ability to anticipate consumer preferences; and the other risks and uncertainties set forth under ‘‘Risk Factors’’ in our Annual Report on Form 20-F for the fiscal year ended January 31, 2019, as amended. Further, investors should keep in mind that our revenue and profits can fluctuate materially depending on many factors. Accordingly, our revenue and profits in any particular fiscal period may not be indicative of future results. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by law.

Investor Contact:

Chris Tyson

MZ North America

chris.tyson@mzgroup.us

949-491-8235